Mail Stop 3561

September 15, 2006

Ernie L. Danner
Executive Vice President
Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041-8004

> **Re:** **Universal Compression Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2006**
> **File No. 333-135351**

Dear Mr. Danner:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We reissue comment 4 in our letter dated July 27, 2006. Please remove the Business Strategies and Competitive Strengths sections. Please further revise to reduce the length of the summary.

2. Please refer to comment 7 in our letter dated July 27, 2006. The statement that you will be one of the ten largest compression services companies in the United States by horsepower does not appear to be adequately supported. Please delete this statement or provide us with documentation in support of this statement.

3. Please substantiate or delete the promotional terms appearing under the Competitive Strengths caption on page 3, including your reference to "high quality services" and "strong customer relationships."

The Offering, page 11

4. Where you discuss your dividend policy in this section and elsewhere in the prospectus, please revise to state what you "will" pay instead of what you "expect" or "intend" to pay.

Risk Factors, page 19

5. We reissue comment 15 in our letter dated July 27, 2006. Please remove the mitigating language from the "Our operating costs per horsepower rate…" risk factor that appears on page 24, the "A Substantial portion of our cash flow…" risk factor on page 25 and the "Our partnership agreement limits our partner's fiduciary duties…" risk factor on page 28.

Our ability to manage and grow our business effectively…, page 23

6. Please specifically identify the key personnel upon which you rely.

Covenants in our credit facility may adversely affect…, page 26

7. Please revise to include disclosure that your obligations under the revolving credit facility will be secured at all times by substantially all of your assets and the assets of your subsidiaries as stated on page 71.

Our Cash Distribution Policy and Restrictions on Distributions, page 38
Pro Forma Cash Available for Distribution, page 41

8. This section should also include the historical pro forma information for your most recent fiscal year. Considering your most recent fiscal end included nine months, it would appear appropriate that this section include the historical pro forma information for the twelve months ended March 31, 2006 in addition to the trailing twelve months ended June 30, 2006. Please revise or advise.

Industry Conditions and Trends, page 65

9. Please refer to comment 31 in our letter dated July 27, 2006. We note your reference to "Natural Gas Compression Industry" for your belief that the demand for natural gas compression will grow at rates higher than the growth rates for demand for natural gas due to the industry fundamentals. Please provide us with

the source you cite and clearly mark the sections upon which you rely for this statement.

Our Liquidity and Capital Resources, page 70

10. Please discuss the effect changes in your distribution policy are expected to have on your future level of growth.

Competition, page 83

11. We note that you compete on the basis of customer service, price, technical expertise and flexibility in meeting customer needs. It would appear your competitors in the industry would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify and discuss how those factors differentiate you from competitors. See Item 101(c)(1)(x) of Regulation S-K.

Selling Unitholder, page 138

12. We note your response to comment 39 in our letter dated July 27, 2006. Please clarify that Universal Compression is an underwriter for shares that would be issued upon exercise of the over-allotment option.

Financial Statements, page F-1
Unaudited Pro Forma Financial Statements, page F-2
Notes to Unaudited Pro Forma Financial Statements, page F-6

13. We note your response to comment 44 in our letter dated July 27, 2006. The disclosure of taxable income in a reconciliation from GAAP net income is staff practice with regard to partnerships. Therefore, we believe that you should disclose pro forma taxable income in a reconciliation from pro forma net income for each period presented. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins L.L.P.
        Fax: (713) 615-5725